Exhibit 99.1

X Financial Reports Third Quarter 2024 Unaudited Financial Results

SHENZHEN, China, November 26, 2024 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Operational Highlights

	Three Months Ended September 30, 2023	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	29,462	22,749	28,338	24.6%	(3.8)%
Number of active borrowers	1,809,815	1,642,605	1,965,248	19.6%	8.6%

•	The total loan amount facilitated and originated[1] in the third quarter of 2024 was RMB28,338 million, compared with RMB29,462 million in the same period of 2023.

•	Total number of active borrowers[2] was 1,965,248 in the third quarter of 2024, compared with 1,809,815 in the same period of 2023.

	As of September 30, 2023	As of June 30, 2024	As of September 30, 2024
Total outstanding loan balance (RMB in million)	49,685	41,804	45,766
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.11%	1.29%	1.02%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.50%	4.38%	3.22%

•	The total outstanding loan balance[3] as of September 30, 2024 was RMB45,766 million, compared with RMB49,685 million as of September 30, 2023.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of September 30, 2024 was 1.02%, compared with 1.11% as of September 30, 2023.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of September 30, 2024 was 3.22%, compared with 2.50% as of September 30, 2023.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 60 days are excluded when calculating the denominator. Starting from the first quarter of 2021, substantially all of the loans facilitated and originated by the Company have been Xiaoying Credit Loans.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

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Third Quarter 2024 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended September 30, 2023	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,396,864	1,372,588	1,582,497	15.3%	13.3%
Total operating costs and expenses	(961,852)	(909,535)	(1,073,533)	18.0%	11.6%
Income from operations	435,012	463,053	508,964	9.9%	17.0%
Net income	347,190	415,303	375,840	(9.5)%	8.3%
Non-GAAP adjusted net income	374,507	374,661	433,625	15.7%	15.8%

Net income per ADS—basic	7.26	8.46	7.86	(7.1)%	8.3%
Net income per ADS—diluted	7.02	8.28	7.74	(6.5)%	10.3%

Non-GAAP adjusted net income per ADS—basic	7.80	7.62	9.12	19.7%	16.9%
Non-GAAP adjusted net income per ADS—diluted	7.56	7.50	8.88	18.4%	17.5%

•	Total net revenue in the third quarter of 2024 was RMB1,582.5 million (US$225.5 million), representing an increase of 13.3% from RMB1,396.9 million in the same period of 2023.

•	Income from operations in the third quarter of 2024 was RMB509.0 million (US$72.5 million), compared with RMB435.0 million in the same period of 2023.

•	Net income in the third quarter of 2024 was RMB375.8 million (US$53.6 million), compared with RMB347.2 million in the same period of 2023.

•	Non-GAAP[6] adjusted net income in the third quarter of 2024 was RMB433.6 million (US$61.8 million), compared with RMB374.5 million in the same period of 2023.

•	Net income per basic and diluted American depositary share (“ADS”) [7] in the third quarter of 2024 was RMB7.86 (US$1.12) and RMB7.74 (US$1.10), compared with RMB7.26 and RMB7.02, respectively, in the same period of 2023.

•	Non-GAAP adjusted net income per basic and diluted ADS in the third quarter of 2024 was RMB9.12 (US$1.30) and RMB8.88 (US$1.27), compared with RMB7.80 and RMB7.56, respectively, in the same period of 2023.

Mr. Kent Li, President of the Company, commented, “We are pleased to report another strong quarter, with loan volumes exceeding our forecast and a significant sequential improvement in asset quality. In the third quarter, we continued to promptly adjust loan volumes based on risk levels. As asset quality improved, we further intensified our borrower acquisition efforts, which have yielded very positive results. Both the top and bottom lines continued to grow year-over-year. Non-GAAP adjusted net income reached a new record high.”

“Specifically on the operational front, our total loan amount facilitated and originated was down 4% year-on-year but up 25% sequentially to RMB28 billion, above the high end of our guidance. Delinquency rates for all outstanding loans past due for 31-60 days and 91-180 days were 1.02% and 3.22%, respectively, at the end of the quarter, compared to 1.29% and 4.38% a quarter ago and 1.11% and 2.50% a year ago. We are pleased with these improvements in asset quality and will continue to optimize our risk management system through advanced technology.”

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income per basic share, and (v) adjusted net income per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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“In September this year, the Chinese government unveiled a comprehensive stimulus package aimed at improving liquidity, boosting the property market, stabilizing financial markets and stimulating consumption. We expect this will provide a meaningful boost to the macroeconomic recovery. As an integral part of the economy, the personal finance market we serve should benefit from this upturn. We have already observed positive signs in the market and are committed to adjusting loan volumes in line with risk levels. As a result of this favorable environment, we are raising our guidance and expect our monthly loan volume to exceed RMB10 billion in the fourth quarter, setting a new record.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “I'm pleased to report that our strategy of balancing business growth and profitability continued to pay off. Total net revenue was RMB1.6 billion, up 13% year-on-year and 15% sequentially, while non-GAAP adjusted net income reached a record high of RMB434 million, up 16% year-on-year and sequentially. As we continue to deliver strong profitability and execute on our proven strategy, we have full confidence in our future. We will continue to execute our semi-annual dividend policy and explore opportunities under our share repurchase program to return more value to our shareholders over the long term.”

Third Quarter 2024 Financial Results

Total net revenue in the third quarter of 2024 increased by 13.3% to RMB1,582.5 million (US$225.5 million) from RMB1,396.9 million in the same period of 2023, primarily due to growth in various disaggregated revenue items compared with the same period of 2023. Please refer to analysis of disaggregation of revenue below.

	Three Months Ended September 30,
(In thousands, except for share and per share data)	2023		2024		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	829,385	59.4%	878,282	55.5%	5.9%
Post-origination service	168,186	12.0%	186,109	11.8%	10.7%
Financing income	300,950	21.5%	335,765	21.2%	11.6%
Guarantee income	7,920	0.6%	53,576	3.4%	576.5%
Other revenue	90,423	6.5%	128,765	8.1%	42.4%
Total net revenue	1,396,864	100.0%	1,582,497	100.0%	13.3%

Loan facilitation service fees in the third quarter of 2024 increased by 5.9% to RMB878.3 million (US$125.2 million) from RMB829.4 million in the same period of 2023, primarily due to a decrease in the expected prepayment rates this quarter compared with the same period of 2023.

Post-origination service fees in the third quarter of 2024 increased by 10.7% to RMB186.1 million (US$26.5 million) from RMB168.2 million in the same period of 2023, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the third quarter of 2024 increased by 11.6% to RMB335.8 million (US$47.8 million) from RMB301.0 million in the same period of 2023, primarily due to an increase in average loan receivables held by the Company compared with the same period of 2023.

Guarantee income in the third quarter of 2024 was RMB53.6 million (US$7.6 million), compared with RMB7.9 million in the same period of 2023, due to the cumulative effect of increased volume of loans facilitated covered by guarantee service in the previous quarters compared with the same period of 2023. Revenues from guarantee service are recognized systematically when the Company released from the underlying risk.

Other revenue in the third quarter of 2024 increased by 42.4% to RMB128.8 million (US$18.3 million), compared with RMB90.4 million in the same period of 2023, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

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Origination and servicing expenses in the third quarter of 2024 increased by 13.6% to RMB457.5 million (US$65.2 million) from RMB402.9 million in the same period of 2023, primarily due to the increase in collection expenses resulting from the cumulative effect of increased volume of loans facilitated and originated in the previous quarters compared with the same period of 2023.

Borrower acquisitions and marketing expenses in the third quarter of 2024 increased by 20.7% to RMB506.8 million (US$72.2 million) from RMB419.9 million in the same period of 2023, primarily due to intensified efforts in borrower acquisitions compared with the same period of 2023.

Reversal of provision for loans receivable in the third quarter of 2024 was RMB35 thousand (US$5 thousand), compared with provision for loans receivable of RMB53.9 million in the same period of 2023, primarily due to a decrease in the average estimated default rate compared with the same period of 2023, and partially offset by an increase in loans receivable held by the Company as a result of the cumulative effect of increased volume of loans facilitated and originated in the previous quarters compared with the same period of 2023.

Provision for contingent guarantee liabilities in the third quarter of 2024 was RMB56.4 million (US$8.0 million), compared with RMB41.6 million in the same period of 2023, primarily due to an increase in guarantee liabilities held by the Company as a result of the increased volume of loans facilitated covered by the guarantee service this quarter compared with the same period of 2023.

Income from operations in the third quarter of 2024 was RMB509.0 million (US$72.5 million), compared with RMB435.0 million in the same period of 2023.

Income before income taxes and gain from equity in affiliates in the third quarter of 2024 was RMB473.5 million (US$67.5 million), compared with RMB417.5 million in the same period of 2023.

Income tax expense in the third quarter of 2024 was RMB100.3 million (US$14.3 million), compared with RMB74.2 million in the same period of 2023.

Net income in the third quarter of 2024 was RMB375.8 million (US$53.6 million), compared with RMB347.2 million in the same period of 2023.

Non-GAAP adjusted net income in the third quarter of 2024 was RMB433.6 million (US$61.8 million), compared with RMB374.5 million in the same period of 2023.

Net income per basic and diluted ADS in the third quarter of 2024 was RMB7.86 (US$1.12), and RMB7.74 (US$1.10), compared with RMB7.26 and RMB7.02, respectively, in the same period of 2023.

Non-GAAP adjusted net income per basic and diluted ADS in the third quarter of 2024 was RMB9.12 (US$1.30), and RMB8.88 (US$1.27), compared with RMB7.80 and RMB7.56 respectively, in the same period of 2023.

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Cash and cash equivalents was RMB1,044.1 million (US$148.8 million) as of September 30, 2024, compared with RMB1,612.2 million as of June 30, 2024.

Recent Development

Share Repurchase Plans

On September 4, 2024, the Company further extended the period of the US$30 million share repurchase program until March 31, 2026. In the third quarter of 2024, the Company repurchased an aggregate of 1,689,722 Class A ordinary shares with 10,038 Class A ordinary shares represented by ADSs for a total consideration of approximately US$1.3 million. The Company has approximately US$4.1 million remaining for potential repurchases under its US$30 million share repurchase plan.

As previously disclosed, on May 30, 2024, the Company announced that its board of directors authorized a new US$20 million share repurchase plan, effective through November 30, 2025. The Company completed a tender offer in July 2024 under the new share repurchase program, with a total repurchase amount of approximately US$9.2 million. The Company has approximately US$10.8 million remaining under its US$20 million plan.

Business Outlook

The Company expects the total loan amount facilitated and originated for the fourth quarter of 2024 to be between RMB30.0 billion and RMB31.0 billion. The total loan amount facilitated and originated for 2024 is expected to be between RMB102.6 billion and RMB103.6 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 27, 2024 (8:00 PM Beijing / Hong Kong Time on November 27, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

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A replay of the conference call may be accessed by phone at the following numbers until December 4, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	3088426

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income per basic share, and (v) adjusted net income per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

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Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

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For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2023	As of September 30, 2024	As of September 30, 2024
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,195,352	1,044,144	148,789
Restricted cash, net	749,070	489,372	69,735
Accounts receivable and contract assets, net	1,659,588	1,709,428	243,592
Loans receivable from Credit Loans and other loans, net	4,947,833	4,938,195	703,687
Deposits to institutional cooperators, net	1,702,472	1,739,539	247,882
Prepaid expenses and other current assets, net	48,767	40,824	5,817
Deferred tax assets, net	135,958	192,644	27,452
Long term investments	493,411	491,782	70,078
Property and equipment, net	8,642	11,566	1,648
Intangible assets, net	36,810	36,236	5,164
Loan receivable from Housing Loans, net	8,657	6,494	925
Financial investments	608,198	866,804	123,519
Other non-current assets	55,265	53,259	7,589
TOTAL ASSETS	11,650,023	11,620,287	1,655,877

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	3,584,041	2,406,552	342,931
Guarantee liabilities	61,907	102,638	14,626
Deferred guarantee income	46,597	106,054	15,113
Short-term borrowings	565,000	433,500	61,773
Accrued payroll and welfare	86,771	93,047	13,259
Other tax payable	289,819	292,939	41,743
Income tax payable	446,500	496,489	70,749
Accrued expenses and other current liabilities	595,427	732,591	104,394
Dividend payable	59,226	-	-
Other non-current liabilities	37,571	30,915	4,405
Deferred tax liabilities	30,040	29,003	4,133
TOTAL LIABILITIES	5,802,899	4,723,728	673,126

Commitments and Contingencies
Equity:
Common shares	207	207	29
Treasury stock	(111,520)	(155,007)	(22,088)
Additional paid-in capital	3,196,942	3,194,909	455,271
Retained earnings	2,692,018	3,788,885	539,912
Other comprehensive income	69,477	67,568	9,628
Total X Financial shareholders' equity	5,847,124	6,896,562	982,752
Non-controlling interests	-	-	-
TOTAL EQUITY	5,847,124	6,896,562	982,752

TOTAL LIABILITIES AND EQUITY	11,650,023	11,620,290	1,655,878

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	829,385	878,282	125,154	2,125,492	2,224,681	317,015
Post-origination service	168,186	186,109	26,520	429,775	493,520	70,326
Financing income	300,950	335,765	47,846	829,645	1,021,405	145,549
Guarantee income	7,920	53,576	7,635	7,920	132,067	18,819
Other revenue	90,423	128,765	18,349	229,388	291,387	41,522
Total net revenue	1,396,864	1,582,497	225,504	3,622,220	4,163,060	593,231

Operating costs and expenses:
Origination and servicing[1]	402,939	457,545	65,200	1,123,027	1,299,164	185,129
Borrower acquisitions and marketing[1]	419,887	506,758	72,212	1,023,948	1,078,768	153,723
General and administrative[1]	40,200	49,499	7,054	114,833	127,047	18,104
Provision for accounts receivable and contract assets	3,748	4,799	684	5,983	22,470	3,202
(Reversal of) provision for loans receivable	53,946	(35)	(5)	129,772	157,370	22,425
Provision for contingent guarantee liabilities	41,594	56,366	8,032	41,594	125,635	17,903
Change in fair value of financial guarantee derivative[2]	-	-	-	(24,966)	-	-
Fair value adjustments related to Consolidated Trusts[2]	(268)	-	-	531	-	-
(Reversal of) provision for credit losses for deposits and other financial assets	(194)	(1,399)	(199)	(427)	4,049	577
Total operating costs and expenses	961,852	1,073,533	152,978	2,414,295	2,814,503	401,063

Income from operations	435,012	508,964	72,526	1,207,925	1,348,557	192,168
Interest income (expenses), net	(7,322)	1,211	173	(17,778)	(4,898)	(698)
Foreign exchange (gain) loss	1,526	4,881	696	(7,255)	(3,351)	(478)
Income (loss) from financial investments	(16,490)	(47,635)	(6,788)	(13,911)	53,887	7,679
Other income, net	4,742	6,048	862	23,005	9,437	1,345

Income before income taxes and gain from equity in affiliates	417,468	473,469	67,469	1,191,986	1,403,632	200,016

Income tax expense	(74,172)	(100,331)	(14,297)	(213,779)	(254,924)	(36,326)
Gain from equity in affiliates, net of tax	3,894	2,702	385	19,619	5,572	794
Net income	347,190	375,840	53,557	997,826	1,154,280	164,484
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	347,190	375,840	53,557	997,826	1,154,280	164,484

Net income	347,190	375,840	53,557	997,826	1,154,280	164,484
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	4	(449)	(64)	45	(418)	(60)
Income from financial investments	-	1,580	225	-	6,100	869
Foreign currency translation adjustments	(6,301)	(12,778)	(1,821)	13,624	(7,590)	(1,082)
Comprehensive income	340,893	364,193	51,897	1,011,495	1,152,372	164,211
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	340,893	364,193	51,897	1,011,495	1,152,372	164,211

Net income per share—basic	1.21	1.31	0.19	3.47	3.96	0.56
Net income per share—diluted	1.17	1.29	0.18	3.43	3.87	0.55

Net income per ADS—basic	7.26	7.86	1.12	20.82	23.76	3.39
Net income per ADS—diluted	7.02	7.74	1.10	20.58	23.22	3.31

Weighted average number of ordinary shares outstanding—basic	287,806,370	285,857,203	285,857,203	287,412,729	291,622,784	291,622,784
Weighted average number of ordinary shares outstanding—diluted	297,114,127	292,339,641	292,339,641	291,209,263	298,036,305	298,036,305

1 Starting in the first quarter of 2024, management has concluded to separate expenses related to borrower acquisitions from origination and servicing expenses and indirect expenses of the borrower acquisitions from general and administrative expenses to a single line item as theses expenses become more and more significant and thus deemed to be useful to financial statement users. Furtherly, management has determined to embed the sales and marketing expenses, which is not considered as material, in other line item. In conclusion, management has decided to combine these two line items into one captioned borrower acquisitions and marketing expenses. Management has correspondingly conformed prior period presentation to current period presentation to enhance comparability. This change in presentation does not affect any subtotal line on the face of consolidated statements of comprehensive income.

	Three Months Ended September 30, 2023
(In thousands, except for share and per share data)	before re-grouping	after re-grouping	Changes
	RMB	RMB	RMB
Origination and servicing	811,078	402,939	(408,139)
Borrower acquisitions and marketing expenses	-	419,887	419,887
Sales and marketing	3,360	-	(3,360)
General and administrative	48,588	40,200	(8,388)

2 Starting in the first quarter of 2024, management has considered the facts that fair value change related to financial guarantee services and Consolidated Trusts are generated from ordinary course of businesses, and has concluded to reclass the amount to captions above total operating costs and expenses. Prior to the reclassification, management classified all amount of fair value changes to captions below total operating costs and expenses. This reclassification does not have impact on net income for any prior periods presented.

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	347,190	375,840	53,557	997,826	1,154,280	164,484
Less: Income (loss) from financial investments (net of tax of nil)	(16,490)	(47,635)	(6,788)	(13,911)	53,887	7,679
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-	-	-	-
Add: Share-based compensation expenses (net of tax of nil)	10,827	10,150	1,446	34,178	30,096	4,289
Non-GAAP adjusted net income	374,507	433,625	61,791	1,045,915	1,130,489	161,094

Non-GAAP adjusted net income per share—basic	1.30	1.52	0.22	3.64	3.88	0.55
Non-GAAP adjusted net income per share—diluted	1.26	1.48	0.21	3.59	3.79	0.54

Non-GAAP adjusted net income per ADS—basic	7.80	9.12	1.30	21.84	23.28	3.32
Non-GAAP adjusted net income per ADS—diluted	7.56	8.88	1.27	21.54	22.74	3.24

Weighted average number of ordinary shares outstanding—basic	287,806,370	285,857,203	285,857,203	287,412,729	291,622,784	291,622,784
Weighted average number of ordinary shares outstanding—diluted	297,114,127	292,339,641	292,339,641	291,209,263	298,036,305	298,036,305